Nasdaq Regulation   Nasdaq

Arnold Golub
Vice President
Office of General Counsel

By Electronic Mail

August 13, 2018

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 13, 2018 The Nasdaq Stock Market (the "Exchange") received from ETF Series Solutions (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Loncar China BioPharma ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,